Exhibit 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies proposes a dividend of 3.01 €/share for fiscal year 2023, a 7.1% increase

On February 7, 2024, The Board of Directors met on February 6, 2024, and decided to propose at the Shareholders’ Meeting on May 24, 2024, the distribution of a dividend for fiscal year 2023 of 3.01 €/share, a 7.1% increase compared to the ordinary dividend for fiscal year 2022 of 2.81 €/share.

Consequently, taking into account the three interim dividends of 0.74 €/share previously decided by the Board of Directors, the final dividend for fiscal year 2023 will be 0.79 €/share.

Subject to approval at the Shareholders’ Meeting, the final dividend will be detached and paid in cash, according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	June 19, 2024	June 18, 2024

Payment date	July 1, 2024	July 11, 2024

TotalEnergies and Vantage enter into a 75/25 joint venture owning the Tungsten Explorer drillship

On February 6, 2024, TotalEnergies and Vantage Drilling International signed a binding agreement to create a new joint venture (JV) that will acquire from Vantage the Tungsten Explorer drillship. Pursuant to the terms of the agreement, TotalEnergies will pay $199 million for a 75% interest in the JV owning the rig, with Vantage owning the remaining 25%. The JV will contract Vantage to operate the Tungsten Explorer for 10 years.

TotalEnergies and Oil and Natural Gas Corporation (ONGC) in India join forces to detect and measure methane emissions

On February 6, 2024, TotalEnergies and ONGC signed a Cooperation Agreement to carry out methane emissions detection and measurement campaigns using TotalEnergies’ Airborne Ultralight Spectrometer for Environmental Applications (AUSEA)technology.

ONGC joins a growing list of national companies who have signed cooperation agreements with TotalEnergies for the use of AUSEA including Petrobras in Brazil, SOCAR in Azerbaijan, Sonangol in Angola and NNPCL in Nigeria.

Mounted on a drone, the AUSEA gas analyzer, developed by TotalEnergies and its R&D partners, consists of a dual sensor capable of detecting methane and carbon dioxide emissions, while at the same time identifying their source.

TotalEnergies signs an agreement for the acquisition of OMV’s upstream gas assets in Malaysia

On January 31, 2024, TotalEnergies signed an agreement with OMV to acquire its 50% interest in Malaysian independent gas producer and operator SapuraOMV Upstream Sdn (SapuraOMV) for a consideration of $903 million (including the transfer of a $350 million loan granted by OMV to SapuraOMV), subject to customary closing adjustments.

SapuraOMV’s main assets are its 40% operated interest in block SK408 and 30% operated interest in block SK310, both located offshore Sarawak in Malaysia. In 2023, SapuraOMV’s operated production (100%) was about 500 Mcf/d of natural gas, feeding the Bintulu LNG plant operated by Petronas, as well as 7 kb/d of condensates. On block SK408, the development of the Jerun gas field is on track for startup in the second half of the year 2024.

The transaction is subject to customary conditions precedent, in particular the receipt of regulatory approvals. Closing is expected by the end of first half of 2024.

SapuraOMV also holds interests in exploration licenses in Malaysia, Australia, New Zealand and Mexico where a discovery has been made in 2023 on block 30.

Spain: TotalEnergies acquires 200 fast and ultra-fast charging sites from Wenea Branded Network

On January 30, 2024, TotalEnergies and Wenea announced an agreement in view of building a leading player in electric mobility in Spain by developing a network of high-power charging hubs.

As a first step, TotalEnergies announced that it has acquired Nordian CPO, a subsidiary of Wenea group, which owns 200 charging sites from Wenea's branded network. These 200 sites, supplied entirely with renewable electricity, are located along major highways and in urban and peri-urban areas in all 17 regions of Spain.

Moreover, TotalEnergies and Wenea are pursuing their discussion to establish a strategic partnership in view of pooling their expertise and skills in infrastructure, power distribution and mobility to build and invest together in high-power charging hubs.

This partnership in Spain is aligned with TotalEnergies’ ambition to deploy and operate more than 1,000 high-power charging sites for electric vehicles in Europe by 2028.

United States: TotalEnergies awarded a 20-year contract to supply 1.3 GW+ of renewable electricity to New Jersey

On January 23, 2024, TotalEnergies and its partner Corio Generation (Corio) announced that the State of New Jersey had selected their Attentive Energy Two offshore wind project for a 20-year contract to supply 1.34 GW of renewable electricity to the state. The project will deliver renewable power to over 650,000 homes.

Attentive Energy Two, a joint venture between TotalEnergies (70%) and Corio (30%), received the award in the State’s third competitive OREC (Offshore Renewable Energy Credits) solicitation, organized by the New Jersey Board of Public Utilities (NJBPU). The development of the project is expected to provide up to $105 million in community investments across the state, and the partners are aiming for commissioning in 2031.

The profitability of the project is ensured by the guaranteed level of OREC revenue, with a first year set price of $131 per MWh after the start of commercial operations, inflated yearly by 3%, and the benefit of a 30% IRA tax credit. The contract awarded by the NJBPU also includes a one-time inflation adjustment mechanism to compensate for changes in construction costs environment until the final investment decision.

In February 2022, TotalEnergies secured maritime lease OCS-A 0538 at the New York Bight auction. It then partnered with New York-based electricity producer Rise and global offshore wind developer Corio to join forces in the development of the Attentive Energy offshore wind projects. In addition to the Attentive Energy Two project in New Jersey, the lease’s 3 GW capacity will serve the Attentive Energy One project in New York, which was provisionally awarded a 25-year contract to supply 1.4 GW of renewable electricity to New York in October 2023. These two projects aim to provide green electricity to more than a million homes across both states.

Germany: TotalEnergies acquires Kyon Energy, a leading German battery storage developer

On January 23, 2024, TotalEnergies signed an agreement to acquire from its three founders the entire share capital of Kyon Energy, one of the leading developers of battery storage systems in Germany. The consideration consists of a €90 million upfront payment, plus some earn out payments linked to the achievement of development targets.

Since its creation in 2021, Kyon Energy has developed 770 MW of projects with very competitive connection costs of which 120 MW are already in operation, 350 MW are under construction and 300 MW are ready to build. In addition, Kyon Energy’s portfolio includes a 2 GW pipeline of advanced-stage projects.

TotalEnergies will develop, build, and operate those projects, mainly located in the North of Germany, as part of its integrated power strategy. This new acquisition follows 2023 successes in the country – including the award of a maritime concession to develop a 3 GW offshore wind farm, the acquisition of the renewable energy aggregator Quadra Energy and the award of a contract to install and operate 1,100 high-power charge points for electric vehicles – and is further strengthening TotalEnergies ability to offer reliable and competitive power to its German customers.

The battery storage system should ideally contribute to the resilience of the German electricity system, help solving congestion problems or providing additional flexibility to the German power grid, and ultimately support the rapid expansion of renewable energies in Germany.

The acquisition remains subject to authorization by the relevant authorities.

Renewables: TotalEnergies and European Energy expand their collaboration to offshore wind

On January 23, 2024, TotalEnergies signed a new agreement with European Energy to develop offshore wind projects in three Nordic countries: Denmark, Finland and Sweden:

•	The agreement entails the acquisition by TotalEnergies of a 85% equity stake in the Jammerland Bugt offshore wind project (240 MW) and a 72.2% equity stake in the Lillebaelt South nearshore wind project (165 MW). Both projects are located in Denmark.
•	Both sites are included in the nine open-door projects that were confirmed by the Danish Energy Agency in December 2023 and have obtained exclusivity and grid connection permits. The final construction permits are expected in mid-2024, and start up by 2030.
•	The electricity generated by these sites will be sold directly on the electricity wholesale market or through Corporate Power Purchase Agreements (CPPAs), enabling them to reduce their carbon footprint.
•	The partners also intend to develop and operate new large scale offshore wind projects in Sweden and Finland through a joint-venture, and to bid for the upcoming offshore wind tenders in Denmark.

This agreement for offshore wind projects follows a previous agreement between TotalEnergies and European Energy in September 2023 to jointly develop, build and operate onshore renewable projects in multiple geographies.

This agreement is subject to the applicable regulatory approvals being obtained from the relevant authorities.

Namibia: TotalEnergies increases its interests in offshore blocks 2913B and 2912

On January 10, 2024, TotalEnergies signed an agreement to acquire from Impact Oil and Gas Namibia (Pty) Ltd (“Impact”) an additional 10.5% participating interest in block 2913B and an additional 9.39% participating interest in block 2912, both operated by TotalEnergies in Namibia. TotalEnergies’ intention is to share this additional participating interest with its strategic partner and joint venture member QatarEnergy.

After completion of these transactions, which will be subject to customary third-party approvals from the Namibian authorities and joint venture parties, TotalEnergies would own a 45.25% interest in block 2913B containing the Venus discovery, and a 42.5% interest in block 2912. Impact will retain a 9.5% interest in each license.

As per this agreement, Impact will be reimbursed for the past costs incurred for these interests, through a $99 million payment at closing. Impact will also be carried for its remaining interests until Impact receives the first sales proceeds from hydrocarbon production, secured via a repayment mechanism based on Impact’s share of production.

Brazil: Launch of an innovative subsea technology to separate and reinject CO2-rich gas into the Mero field

On January 8, 2024, TotalEnergies announced that Libra Consortium has taken the final investment decision to develop an innovative natural gas and CO2 separation and reinjection facility for the Mero field in the Brazilian deep offshore pre-salt.

This pilot unit, using a pioneer high pressure subsea separation technology (HISEP®), will separate oil from CO2-rich gas at the bottom of the ocean and reinject the gas directly into the reservoir. This technology has the potential to reduce the amount of gas sent to the topside FPSO, thus enabling to reduce the GHG emissions intensity while increasing the field production capacity.

This innovation is part of the Libra Consortium's research and development programs. The HISEP® subsea separation pilot unit will be connected to the Marechal Duque de Caxias FPSO (Mero 3 project), which is currently under construction.

Mero is a unitized field, operated by Petrobras (38.6%), in partnership with TotalEnergies (19.3%), Shell Brasil (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A (PPSA) (3.5%).

Projects in Uganda & Tanzania: TotalEnergies entrusts Lionel Zinsou with a mission to assess the land acquisition program

On January 4, 2024, Patrick Pouyanné, Chairman and CEO of TotalEnergies, entrusted Lionel Zinsou, a recognized expert in African economic development, with a mission to assess the land acquisition program carried out in Uganda and Tanzania as part of the Tilenga and EACOP (East African Crude Oil Pipeline) projects, and the socio-economic development initiatives accompanying this program.

As the land acquisition process draws to a close, this mission will evaluate the land acquisition procedures implemented, the conditions for consultation, compensation and relocation of the populations concerned, and the grievance handling mechanism. It will also assess the actions taken by TotalEnergies EP Uganda and EACOP to contribute to the improvement of the living conditions for the people affected by these land acquisitions and suggest additional measures to be implemented if needed.

The mission will submit its report by April 2024, and its conclusions will be shared with the Tilenga and EACOP project partners.

The Tilenga and EACOP projects include a land acquisition program covering some 6,400 hectares, carried out on behalf of the Ugandan and Tanzanian governments. This program concerns 19,140 households and communities owning or using plots of land and includes the relocation of 775 primary residences. To date, 98% of the households concerned have signed compensation agreements, 97% have received their compensation, and 98% of households to be relocated have taken possession of their new homes.

The Tilenga upstream development project in Uganda is carried out by TotalEnergies (56.67%, operator), CNOOC (28.33%) and UNOC (15%). Production from the oil fields in Uganda will be transported to the port of Tanga in Tanzania through the cross-border pipeline developed by the EACOP Company, whose shareholders are TotalEnergies (62%), UNOC (15%), TPDC (15%) and CNOOC (8%).

Service stations in Europe: TotalEnergies closes its deals with Alimentation Couche-Tard for €3.4 billion

On January 3, 2024, TotalEnergies completed the implementation of the agreements signed in March 2023 with Alimentation Couche-Tard (“Couche-Tard”). The transaction, based on an enterprise value of €3.1 billion (equivalent to more than 15 years of net cash flow on a post-tax basis), was finalized in two steps, on December 28, 2023, with the transaction related to the network in Germany and on January 3, 2024, with the transactions related to the networks in the Netherlands, Luxembourg, and Belgium.

TotalEnergies received a total cash consideration after adjustments and before tax of €3.4 billion (approximately $3.8 billion, including approximately $2.4 billion in December 2023).

The transaction involved TotalEnergies' retail networks in the following countries:

•	In Germany and the Netherlands, TotalEnergies sold 100% of its networks to Couche-Tard.
•	In Belgium and Luxembourg, TotalEnergies and Couche-Tard formed a joint venture (TotalEnergies 40%, Couche-Tard 60%).

TotalEnergies will continue to supply fuel to the service stations in these four countries for at least five years, notably from its refineries in Antwerp (Belgium) and Leuna (Germany).

Brazil: Start of production from the second development phase of the Mero field

On January 1, 2024, TotalEnergies announced the start of production from the second development phase of the Mero field on the Libra block located more than 180 kilometers off the coast of Rio de Janeiro, Brazil, in the pre-salt area of the Santos Basin.

Sanctioned in June 2019, this second development phase “Mero-2” includes the Sepetiba FPSO (Floating Production, Storage and Offloading unit) with a production capacity of 180,000 barrels of oil per day (b/d). The FPSO has been designed for zero routine flaring to reduce greenhouse gas emissions, with the associated gas reinjected into the reservoir.

Thanks to Mero-2, the Mero field will reach a production capacity of 410,000 b/d. Two additional development phases of 180,000 b/d each, Mero-3 and Mero-4, are currently under construction, with start-ups expected by 2025. At full capacity, production from the Mero field is expected to amount to more than 100,000 b/d in TotalEnergies share.

The Mero filed is a unitized field, operated by Petrobras (38.6%), in partnership with TotalEnergies (19.3%), Shell Brasil (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A (PPSA) (3.5%).

Scotland: TotalEnergies farms down 25.5% of the Seagreen offshore wind farm to PTTEP

On December 21, 2023, TotalEnergies signed an agreement with Thailand’s national oil and gas company PTTEP for the sale of a 25.5% equity stake in the Seagreen offshore wind farm for a consideration of £522 million ($689 million). Following this farm down, TotalEnergies retains 25.5% of Seagreen, alongside PTTEP (25.5%) and SSE Renewables (49%).

With a total capacity of 1,075 MW, Seagreen is one of the world’s deepest fixed bottom wind farms. Fully operational since October 2023, Seagreen is comprised of 114 turbines which can provide enough electricity to power more than 1.6 million homes, equivalent to two-thirds of all homes in Scotland.

In addition, TotalEnergies and PTTEP have signed a Memorandum of Understanding (MoU) to explore joint opportunities in the development of renewable energies.

The completion of the transaction is subject to receipt of applicable governmental and regulatory approvals.

United States: TotalEnergies will supply LyondellBasell through two long-term solar CPPAs

On December 19, 2023, after a renewable Corporate Power Purchase Agreement (CPPA) signed at the end of 2022, TotalEnergies has signed a second contract with LyondellBasell, a global leader in the chemical industry, to supply a combined 275 MWac (358 MW) of green electricity sourced from its utility-scale Cottonwood Bayou and Brazoria Solar farms in Texas:

•	Through the newly signed 15-year CPPA, LyondellBasell will offtake 125 MWac (163 MW) from TotalEnergies’ Brazoria Solar farm, located southwest of Houston, with a capacity of 325 MW and a commercial start-up planned for end of 2025.
•	Through the 12-year CPPA signed in 2022, LyondellBasell will offtake 150 MWac (195 MW) from TotalEnergies’ Cottonwood Bayou Solar plant, a project located south of Houston, with a capacity of 455 MW and a commercial start-up planned for end of 2024.

The two CPPAs are indexed on merchant prices through an upside-sharing mechanism, under which the companies share any potential upside arising from increased market price over the contract term. They follow other CPPAs TotalEnergies signed with Amazon and Saint-Gobain in the U.S., demonstrating its ability to provide competitive renewable electricity to support these industry leaders’ decarbonization goals.

TotalEnergies reiterates its long-term commitment to Nigeria and supports the country in reducing methane emissions

On December 18, 2023, Patrick Pouyanné, Chairman and CEO of TotalEnergies, met in Abuja with Bola Ahmed Tinubu, President of the Federal Republic of Nigeria, to reaffirm the long-term partnership between TotalEnergies and Nigeria.

Over the past decade, TotalEnergies has been one of the largest private energy investors in the country, developing major projects such as Egina, Ofon Phase 2, the OML 58 Upgrade, and recently Ikike, which started in 2022.

The long-term commitment of the Company to Nigeria is also demonstrated by the continued exploration, evidenced by the Ntokon discovery in June 2023.

TotalEnergies owns a rich portfolio of projects which might represent more than $6 billion investments (100%) in the future years.

Patrick Pouyanné and President Bola Tinubu discussed ways to improve the investment climate and security of operations, TotalEnergies’ future investment program in the country as well as TotalEnergies efforts to support carbon emissions reduction in Nigeria.

TotalEnergies, as a founding member of the World Bank’s Global Gas Flaring Reduction (GGFR) partnership, endorsed the “Zero Routine Flaring by 2030” initiative. As evidence of this commitment, TotalEnergies, in partnership with Nigerian National Petroleum Company Limited (NNPCL), finalized in December 2023 the OML 100 Flare Out project, thereby becoming the first major operator in Nigeria to completely eliminate routine flaring from all operated assets.

TotalEnergies also announced the signature of a cooperation agreement with NNPCL to carry out methane detection and measurement campaigns using its advanced drone-based technology AUSEA on Oil & Gas facilities in Nigeria. This announcement follows similar agreements signed ahead of COP28 with three other National Oil & Gas Companies, Petrobras in Brazil, SOCAR in Azerbaijan and Sonangol in Angola.

Suriname: TotalEnergies expands its presence with a new offshore exploration license

On December 15, 2023, TotalEnergies and its partners QatarEnergy and Petronas signed a production sharing contract for Block 64 with Staatsolie Maatschappij Suriname (Staatsolie), the State-owned oil company of Suriname.

Block 64 was awarded to TotalEnergies and its partners in the Bid Round 2022-2023 organized by the authorities of Suriname. TotalEnergies will operate the block with a 40% interest, alongside QatarEnergy (30%) and Petronas (30%).

Block 64 is a large 6,262 km2 block located about 250 km from shore.

In Suriname, TotalEnergies operates Block 58 (50%) where five discoveries have been made and where development studies are in progress, with the objective of sanctioning a 200,000 b/d oil project by end 2024. In May 2023, TotalEnergies entered exploration blocks 6 and 8 as operator (40%) alongside QatarEnergy (20%) and Paradise Oil Company (POC), a subsidiary of the national company Staatsolie (40%).

South Africa: TotalEnergies launches construction of a 216 MW solar plant with battery storage

On December 15, 2023, TotalEnergies and its partners launched construction of a major hybrid renewables project in South Africa, comprising a 216 MW solar plant and a 500 MWh battery storage system to manage the intermittency of solar production.

Located in the Northern Cape province, the site will supply dispatchable renewable electricity to the South African national grid for twenty years, equivalent to over 400 GWh per year. Under the terms of a Power Purchase Agreement signed in November, and thanks to the storage system, the project will supply 75 MW of dispatchable power to the national utility Eskom on a continuous basis from 5 a.m. to 9.30 p.m., i.e., for longer than the available sunshine.

The project is being developed by a consortium of TotalEnergies (35%), Hydra Storage Holding (Hydro Storage Holding (HSH) is a developer owned by former Mulilo shareholders) (35%) and Reatile Renewables (30%), a Broad-Based Black Economic Empowerment (B-BBEE) partner. The B-BBEE is a program launched in 2003 by the South African government to remedy the inequalities of apartheid. It is a certificate issued to companies that work towards greater economic integration of the Black community, and in return gives them a better chance of winning government contracts. The project achieved financial close on 14 December and is expected to be operational in 2025, as part of the Risk Mitigation Independent Power Producer Procurement Program launched by the Department of Mineral Resources and Energy to develop electricity generation capacity and alleviate the country’s electricity supply constraints.

Mozambique: The consortium of EDF - TotalEnergies - Sumitomo Corporation selected to develop a 1,500 MW hydropower project

On December 13, 2023, the consortium of EDF (40%), TotalEnergies (30%) and Sumitomo Corporation (30%) announced that it had been selected as strategic partner by the Government of Mozambique and entered into a joint development agreement with the Gabinete de Implementação do Projecto

Hidroeléctrico de Mphanda Nkuwa (GMNK), Electricidade de Moçambique (EDM) and Hidroeléctrica de Cahora Bassa (HCB) for the development of the Mphanda Nkuwa ,500 MW run-of-river hydropower project (MNK) located on the Zambezi River, 60 kilometers downstream from Cahora Bassa and 60 kilometers from Tete City. EDM and HCB will own 30% of the project while the consortium will own 70% of it.

The consortium also signed a framework agreement with the Ministry of Mineral Resources and Energy (MIREME), paving the way for the future concession agreement.

Throughout the development of the MNK project, the consortium will leverage EDF’s extensive hydropower experience and reputable technical expertise, TotalEnergies’ know-how in developing large and complex integrated energy projects worldwide, especially in Africa, and Sumitomo’s global experiences in financing strategic IPP projects, including in Sub-Saharan Africa.

The MNK project is expected to increase Mozambique’s available electricity production capacity by more than 50% and could power more than 3 million households in Mozambique and the surrounding region. It is also expected to help promote economic and social growth in Southern Africa and make a significant contribution to the region’s energy transition by providing reliable, competitive, renewable electricity.

The next development step will consist in performing additional studies, which output will help defining the best options in terms of environmental and social impact while promoting the technical and financial viability of the project. Supported by the African Development Bank and the World Bank through IFC (International Finance Corporation), the project is expected to implement high international standards in environmental, social and governance criteria. In particular, the consortium is expected to follow rigorously the required steps and methodology as well as work closely with all stakeholders prior to project implementation.

TotalEnergies acquires 3 start-ups in the electricity business

On December 12, 2023, TotalEnergies acquired three start-ups that have benefited from its TotalEnergies On acceleration program based at STATION F in Paris. The success of the collaborations and tests carried out during their participation in the program has led TotalEnergies to negotiate their acquisition and integration into its business units which with they collaborated.

With the acquisition of Dsflow, TotalEnergies will provide its multi-site, electricity-intensive B2B customers with an innovative Software-as-a-Service solution (SaaS) to pilot their asset in real time and optimize their procurement strategy.

TotalEnergies also decided to integrate the software platform developed by NASH Renewables to optimize the design and operating parameters of its renewable projects, with a design-to-value approach. By factoring in the impact of the sites' geographical specificities on the captured market prices, this platform will enable TotalEnergies to improve its profitability, thus contributing positively to its profitability target of 12 % ROACE by 2028 for this business segment.

TotalEnergies will improve the performance of its trading operations by internalizing Predictive Layer's machine learning and artificial intelligence solutions, which focuses on energy price forecasting on both physical and derivatives markets, as well as other tailor-made forecast modeling of demand, supply, production, or non-commodity trading.

TotalEnergies also took control of Time2plug (with a 56% stake) to facilitate and accelerate the deployment of EV charging points in France for its small B2B customers, notably thanks to the start-up's marketplace where customers can obtain instant quotes and tap into a certified in-house installer network in a highly efficient way thanks to the digitization of the entire process.

TotalEnergies also signed commercial contracts with ten other start-ups who took part in the acceleration program, to continue to benefit from their innovations.

Since its launch in May 2022, TotalEnergies On has already supported 19 start-ups during 2 six-month sessions, and the program is currently welcoming its third cohort, composed of ten participants. They are all working on digital solutions relating to electricity: renewable production; storage; distributed electricity management; trading; retail; and electric mobility. The fourth session will begin in April 2024.

COP28: TotalEnergies and Masdar demonstrate Methanol-to-SAF pathway with successful test flight

On December 6, 2023, the first test flight to demonstrate the potential for converting Methanol to SAF (Sustainable Aviation Fuel) took place in Dubai on the sidelines of COP28 in the UAE. Masdar, TotalEnergies, the UAE General Civil Aviation Authority, Airbus, Falcon Aviation Services and technology licensor Axens all contributed to the successful flight.

The Alcohol-to-Jet Synthetic Paraffinic Kerosene pathway (ATJ-SPK) has been certified in 2016 as meeting international standards for jet fuel, however Methanol is not in the list of specified alcohols. The flight, which used a blend of aviation fuel made from olefins, will help support the certification of this new pathway for SAF production from methanol.

With the potential to be derived from renewable electricity, the new pathway could lead to eSAF, an essential lever to meet the challenge of producing SAF worldwide to decarbonize aviation.

Sustainable aviation fuel is an immediately available solution for significantly reducing the CO2 emissions of air transportation. It can be used as a drop-in fuel without modifying existing storage and refueling infrastructure, aircraft or engines. Gradual incorporation worldwide should help significantly lower the CO2 emissions of air transportation since, on average, biojet fuel produces an average of 80 per cent fewer CO2 emissions over its lifecycle when produced from waste and residue. eSAF, synthetic fuel derived from renewable energy, is compatible with jet engines and offers a similar performance to fossil fuels.

COP28: TotalEnergies makes its technology available to three national companies to measure and reduce methane emissions

On December 5, 2023, TotalEnergies announced the signing of three cooperation agreements with National Oil & Gas Companies (Petrobras in Brazil, SOCAR in Azerbaijan and Sonangol in Angola) to carry out methane detection and measurement campaigns using the AUSEA technology on oil and gas facilities in Brazil, Azerbaijan, and Angola.

Embarked on a drone, the AUSEA gas analyser, developed by TotalEnergies and its R&D partners, is currently one of the most accurate technologies in the world to detect and measure methane emissions.

Methane emissions come from multiple sources: agricultural activities, fossil fuel production and use, decomposing waste, etc. For the Oil & Gas sector, slashing methane emissions from hydrocarbon production is a priority in its efforts to mitigate global warming.

After halving its methane emissions from its operated sites between 2010 and 2020, TotalEnergies set ambitious targets to step up its efforts and reduce methane emissions by a further 50% by 2025 – with the ambition to reach this target a year early, in 2024 - and by 80% in 2030, compared to 2020. In this respect, the Company has carried out last year a global campaign to measure methane emissions from its upstream operated activities using the AUSEA technology.

TotalEnergies is also committed to promoting the United Nations Oil and Gas Methane Partnership (OGMP 2.0) framework with other national and international oil companies. The Company has now held the OGMP Gold standard status for the three years in a row.

Since 2017, the Company has been working with R&D partners (CNRS and the University of Reims Champagne-Ardenne) to develop the pioneer AUSEA technology (Airborne Ultralight Spectrometer for Environmental Applications) to detect and quantify GHG emissions.

AUSEA consists of a miniature dual sensor capable of detecting methane and carbon dioxide emissions, while at the same time identifying their source. This ultralight drone-mounted technology ensures access to hard-to-reach emission points while delivering high-precision readings on all types of industrial facility, whether onshore or offshore. This technology marks a step change in methane emissions detection and measurement compared to traditional techniques such as infrared cameras, ground sensors and satellites.

TotalEnergies is now expanding its AUSEA initiative beyond its own operated assets. The three cooperation agreements signed with Petrobras in Brazil, SOCAR in Azerbaijan and Sonangol in Angola aim to carry out AUSEA drone-based emissions measurement campaigns on facilities they operate and demonstrate concrete actions taken to mobilize the Oil & Gas industry toward zero methane emissions.

COP28: TotalEnergies signs the agreement on investment for its 1 GW wind power project in Kazakhstan

On December 4, 2023, Patrick Pouyanné and the Minister of Energy of Kazakhstan signed the Agreement on Investment (AoI) for TotalEnergies’ Mirny project. Largest wind energy project ever initiated in Kazakhstan, Mirny is expected to supply more than 1 million people with low-carbon electricity and to avoid the emission of 3.5 million tons of CO2 annually in the country.

The Mirny project aims to build a 1 GW onshore wind farm of up to 160 turbines combined with a 600 MWh battery energy storage system for a reliable power supply. Mirny represents an investment of about $1.4 billion and is a prime example of TotalEnergies’ ability to leverage its position as a major partner in the upstream sector to speed up the development of renewable energy in Oil & Gas countries.

This Agreement on Investment comes after the signature in June 2023 of a Power Purchase Agreement (PPA) for the Mirny project, one of the first to be signed in the country for a wind project of such scale. TotalEnergies will develop the Mirny project in partnership with the National Wealth Fund Samruk-Kazyna and the National Company KazMunayGas, which will each own a 20% stake in the project.

COP28: TotalEnergies backs the World Bank’s Global Flaring and Methane Reduction trust fund

On December 3, 2023, TotalEnergies announced a donation of $25 million over 2024-2030 to the Global Flaring and Methane Reduction (GFMR) trust fund, an initiative of the World Bank.

The GFMR’s mission is to boost global efforts to end routine gas flaring and reduce methane emissions to the greatest extent possible along the entire oil and gas value chain by providing technical assistance, enabling policy and regulatory reform, strengthening institutions, and mobilizing finance to support action by governments and Oil & Gas operators.

The GFMR will strategically target, fund, and sustain engagements with countries representing the greatest emissions reduction potential.

This $25 million donation from TotalEnergies to the GFMR comes in addition to the Company’s efforts to continuously reduce its methane emissions and work with its partners to implement best practices on its non-operated assets.

Methane emissions come from multiple sources: agricultural activities, fossil fuel production and use, decomposing waste, etc. For the Oil & Gas sector, slashing methane emissions from hydrocarbon production is a priority in its efforts to mitigate global warming.

After halving its methane emissions from its operated sites between 2010 and 2020, TotalEnergies set ambitious targets to step up its efforts and reduce methane emissions by a further 50% by 2025 – with the ambition to reach this target a year early, in 2024 - and by 80% in 2030, compared to 2020.

TotalEnergies is also committed to promoting the United Nations Oil and Gas Methane Partnership (OGMP 2.0) framework with other national and international oil companies. The Company has now held the OGMP Gold standard status for the three years in a row.

TotalEnergies believes that it is the industry’s responsibility to reduce methane emissions to near zero by 2030. The Company was a founding member of the World Bank’s Global Gas Flaring Reduction (GGFR) partnership and endorsed the “Zero Routine Flaring by 2030” initiative that was launched in 2015.

This initiative has been fruitful, having been endorsed by over 100 governments, oil & gas companies and development institutions. Building on the legacy of this successful initiative, the World Bank is stepping up and setting up the new Global Flaring and Methane Reduction (GFMR) trust fund, broadening its focus to include methane venting and leakage in addition to flare gas. TotalEnergies has responded positively to the call for contributions of this new fund.

South Africa: TotalEnergies signs an agreement to divest its minority stake in Natref refinery to the Prax Group

On December 1, 2023, TotalEnergies announced the signature of an agreement to divest the 36.36% minority stake, held by TotalEnergies Marketing South Africa, in National Petroleum Refiners of South Africa (Natref) to the Prax Group. The transaction is subject to customary approvals, consents and authorisations.

Located at Sasolburg (Free State, South Africa), Natref refinery has a capacity of 108 500 barrels of oil per day, supplies the main South African inland market of Johannesburg area and is operated by a Joint Venture between Sasol (63,64%) and TotalEnergies Marketing South Africa.

TotalEnergies has been present in South Africa for nearly seventy years, produces and markets a wide range of energies from fuels, biofuels, natural gas and green gases, renewables and electricity and remains committed to its operations in the country.

TotalEnergies acquires minority stake in Xlinks Morocco-UK power project

On November 29, 2023, TotalEnergies invested £20 million to acquire a minority stake in Xlinks First Limited, a company founded in 2019 in the United Kingdom, joining fellow investors Octopus Energy and Abu Dhabi National Energy Company (TAQA).

Xlinks plans to develop a giant renewable project in Morocco (combining solar and wind) to supply green electricity to the United Kingdom through the installation of high-voltage direct current (HDVC) subsea cables, coupled with a large battery energy storage. Upon completion, the project is expected to deliver enough renewable, reliable and affordable electricity to power over 7 million British homes.

TotalEnergies launches in-depot charging for electric trucks

On November 21, 2023, TotalEnergies announced the launch of an in-depot electric truck charging service at the SOLUTRANS road and urban transportation trade show in Lyon, France. With this new solution, TotalEnergies expects to install and supervise customized charging infrastructure adapted to transporters' needs to support their transition to electric mobility.

Now that electric trucks have sufficient driving range to handle urban and regional deliveries (150 to 500 kilometers per day), TotalEnergies has developed an in-depot charging service that comprises the installation and supervision of charge points that offer an efficient, tailored response to transporters' specific needs. The solution includes:

•	Charge points, which optimize the time trucks are parked in the depot (generally 12 hours) to effectively recharge the battery to 100%.
•	Ultra-Fast charge points (up to 400 kW) for extra charging needs.

In an end-to-end approach, TotalEnergies will work with customers to determine the size of charging infrastructure needed for their fleets, install the charge points and supply green electricity, provide management and supervision tools along with a smart charging solution to optimize fleet charging, and offer 24/7 customer support.

To serve transporters' charging needs outside their depots, TotalEnergies also expects to install charge points along Europe's road corridors starting in 2024. These will include high power charge points (HPC - CCS (Combined Charging System) then MCS (Megawatt Charging System) when this technology becomes available) during mandatory breaks on long trips and slow charge points at rest areas to charge while drivers are sleeping.

TotalEnergies completes the sale of its upstream Canadian assets to Suncor

On November 20, 2023, TotalEnergies completed the sale to Suncor of the entirety of the shares of TotalEnergies EP Canada Ltd., comprising notably its participation in the Fort Hills oil sands asset and associated midstream commitments. The consideration for the transaction is C$1.47 billion (about US$1.1 billion), with an effective date on April 1st, 2023. Including adjustments, TotalEnergies received a cash payment at closing of C$1.83 billion (about US$1.3 billion).

On October 4th, TotalEnergies had already completed the sale of its 50% participation in Surmont and associated midstream commitments to ConocoPhillips and had received a cash payment of C$3.7 billion (about US$2.75 billion), with future contingent payments of up to C$440 million (about US$330 million).

United States: TotalEnergies acquires 1.5 GW flexible power generation capacity in Texas

On November 13, 2023, TotalEnergies signed an agreement with TexGen, a U.S.-based company to acquire for $635 million three gas-fired power plants with a total capacity of 1.5 GW in Texas.

The three plants, which are connected to ERCOT (Electric Reliability Council of Texas), the second largest power market in the United States, consist of the following:

•	The Wolf Hollow I plant with a 745 MW combined-cycle gas turbine (CCGT) plant on the outskirts of Dallas.
•	The Colorado Bend I plant with a 530 MW CCGT and a 74 MW open-cycle gas turbine (OCGT), south of Houston, provides additional flexibility to meet exceptionally high demand, especially in the summer.
•	The La Porte site with a 150 MW OCGT, southeast of Houston.

These flexible assets, located close to Dallas and Houston, will serve the fast-growing energy demand of these cities and will allow to offset the intermittency of renewable power production. Their importance was recently highlighted during weather events that impacted power generation from renewable assets in Texas or led to high seasonal peak demand.

The 1.5 GW additional flexible production capacity acquired by TotalEnergies will complement its renewable capacity in Texas – currently 2 GW gross installed, 2 GW under construction and more than 3 GW under development – and will strengthen its trading capabilities in the gas and power markets.

This latest acquisition reinforces TotalEnergies’ commitment to delivering energy that is more available, affordable, and sustainable for the 26 million ERCOT customers across Texas.

This transaction remains subject to approval by the relevant authorities.

TotalEnergies extends partnership with Oman LNG

On November 2, 2023, TotalEnergies signed an amendment to extend its partnership with Oman LNG, an Omani liquefied natural gas (LNG) joint venture in which the Company holds a 5.54% stake.

Located on the northeast coast of Oman, the Oman LNG liquefaction complex comprises two liquefaction trains, each with a capacity of 3.8 million metric tons of LNG per year (Mtpa). It is adjacent to the Qalhat LNG project, comprising one 3.8 Mtpa train, and in which Oman LNG holds a stake. This brings the site's total production to 11.4 Mtpa.

Through this agreement, TotalEnergies is extending beyond 2024 its interest in Oman LNG, by ten years, and in Qalhat LNG, by five years. The parties agreed to finance investments to reduce the plant’s GHG emissions during this extension. In January 2023, TotalEnergies had also signed an agreement with Oman LNG to offtake 0.8 Mtpa of LNG for ten years from 2025, making the Company one of the main offtaker of Oman LNG's production.

SATORP completes MENA region’s first conversion of used cooking oil into ISCC+ certified sustainable aviation fuel (SAF)

On October 30, 2023, SATORP, a platform jointly owned by Aramco (62,5%) and TotalEnergies (37,5%), has for the first time in the region successfully converted used cooking oil through coprocessing into ISCC+ certified Sustainable Aviation Fuel (SAF).

Last August, the platform successfully co-processed used cooking oil in the Low-Pressure Hydrodesulphurization Unit (LPHDS), producing SAF, meeting all product quality parameters within the SAF specifications. TotalEnergies contributed thanks to its experience and expertise to this realization.

SATORP has received International Sustainability and Carbon Certification (ISCC+) to produce SAF. With this certification, the platform will be able to respond to the expected rise in SAF demand in the Kingdom of Saudi Arabia.

The sustainable aviation fuels produced from UCO reduces CO2 emissions by at least 80% on average over the entire lifecycle, compared with their fossil equivalent.

With this success, TotalEnergies through its platform located in Jubail keeps developing its portfolio of circular products. SATORP has previously announced converting oil derived from plastic waste into ISCC+ certified circular polymers.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should,” “could,” “would,” “may,” “likely,” “might,” “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, energy prices and demand, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, climate-related conditions and weather events, legislative and regulatory changes, our ability to gather and verify data regarding the impacts of our investments, our ability to successfully implement various initiatives throughout the Company under expected time frames, the compliance of various third parties with our policies and procedures and legal requirements, our dependency on certain third parties to perform, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers should not place undue reliance on the Company’s forward-looking statements, which represent the Company’s views only as of the date this document is published. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have, and expressly disclaims, any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading. The Company has not and does not intend to independently verify third-party data contained in this document or used in the estimates and assumptions necessary to the matters discussed in this document.

These factors are not necessarily all of the important factors that could cause actual results to differ materiality, and adversely, from those expressed in any of our forward-looking statements. For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2022.

Additionally, our discussion of certain environmental and climate change-related issues and matters in this document are informed by various standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to methodological considerations and information, including from third-parties, that are still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.